AmerAlia, Inc.
____________________________________________________________________________________________________________
                                                                       20971 East Smoky Hill Road
                                                                       Centennial, CO 80015-5187
                                                                       Telephone: (720) 876 2373 Facsimile: (720) 876 2374

June 3, 2005

Mr. H Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549-0405

Dear Mr. Schwall

Re:  AmerAlia, Inc.
Form 10-KSB for year ended June 30, 2004
Form 10QSB for quarter ending September 30, 2004
Form 10QSB for quarter ending December 31, 2004
File No. 0-15474

I refer to your letter to this company dated April 22, 2005. We are pleased to tender the following information in response to the points raised. We thank Mr. R. Baer for his assistance. For convenience, we reproduce here your questions and comments.

Engineering Comments

General

1.	SEC: We note your assertion that you are the world’s largest and lowest cost producer of sodium bicarbonate. Supplementally provide a detailed analysis to support this statement.

In our Form 10-KSB for the year ended June 30, 2004 under ITEM 1, we state “Our primary objective is to be the world’s largest and lowest cost producer of sodium bicarbonate.” Given the size of our competitors, we propose to delete “largest and” from this sentence in the future. However, we believe it is a realistic objective for us to be the lowest cost producer.

Traditionally, sodium bicarbonate is manufactured chemically from soda ash. We believe our competitors use this process while we recover our natural sodium bicarbonate using solution mining which we believe gives us significant production cost advantages over chemically produced product.

Since we use natural sodium bicarbonate as our source material in a manner that is relatively simple compared with the chemical process sourcing soda ash as a raw material used by our competitors, we believe we have a significant production cost advantage.

2.
SEC: We note that you have disclosed in press releases that you have the largest available reserves of nahcolite in the world, and in another press release that you control over four billion tons of nahcolite. In your Form 10-K, you also disclose that you currently have permits to mine 48,000 tons per acre and in the same paragraph disclose that you have 9,543 acres under lease. With this information, one might surmise that you can mine 458 million tons from your leases.

Supplementary to this letter we are sending to you a copy of a document entitled “Geologic Framework of Federal Sodium Lease C-0118326, Piceance Creek Basin, Colorado”. This report was prepared by Rex D. Cole, Ph.D. Consulting Geologist, Grand Junction, Colorado in March 1983. The lease to which Cole refers is the Wolf Ridge Lease, now owned by Natural Soda. Since the preparation of this report our company and its predecessor entities have gained extensive mining and geological experience with the resource. However, the Cole report remains a credible general reference on the resource. On Page 3 of “Summary and Conclusions” the report states “Total nahcolite resources for the lease area are between 6 and 8 billion tons.” We own four sodium leases of which the Wolf Ridge Lease is one; therefore, our holdings extend beyond the particular lease to which Cole refers. On this basis, we believe that we control in excess of 4 billion tons of “in situ resources”.

In addition, in a report by Cole, Daub & Weston entitled “Review of Geology, Mineral Resources, and Ground-Water Hydrology of the Green River Formation, North-Central Piceance Creek Basin, Colorado” published by the Grand Junction Geological Society, Grand Junction, Colorado, 1995”, the authors state “subsequent drilling established that the world’s largest deposits of naturally occurring sodium bicarbonate (nahcolite) are present in the Piceance Creek basin” and “the estimated in-situ resources of nahcolite and dawsonite are placed at 29 and 19 billion tons, respectively”.

We intend to refer to these reports in future filings as references. We shall also include information about the BLM approvals the company has to recover sodium bicarbonate. As we have disclosed in recent Forms 10-QSB, we have BLM approval to recover approximately 470,000 tons of sodium bicarbonate from our existing wells. The BLM has also authorised us to recover up to 320,000 tons of sodium bicarbonate from the new well we are now installing. Therefore, we currently have approval to recover approximately 790,000 tons from our resource at this time.

The new mining permit allows us to mine 220 tons per linear foot of the new cavity which is equivalent to 48,000 tons per acre. This cavity mines the Boies Bed, the richest and most economically recoverable bed of nahcolite in the Piceance Creek Basin. The Boies Bed does not cover the whole leased area and is, in any case, one of a number of intervals containing nahcolite within our leases. Therefore, it would be incorrect to surmise that we can mine 458 million tons from the leases on the basis of applying our allowable recovery from a portion of the Boies Bed to the entire area of our leases. We will clarify this in future filings.
The leases issued to Natural Soda, Inc. cover a total of 8,223 acres. When combined with the Rock School Lease issued to Natural Soda Holdings, Inc., AmerAlia owns leases covering a total of 9,543 acres. The only other sodium leases issued by the BLM in the Piceance Creek basin, covering a total of 7,142 acres, are the Yankee Gulch lease held by American Soda (now owned by Solvay) and the Nielsen-Juhann-Hogle lease. Solvay has shut down its operations on the American Soda lease because it could not economically transport the recovered liquor to Parachute to produce sodium carbonate and sodium bicarbonate there and the other lease requires extensive government approvals before it can be brought into production. Therefore, we have the largest resource of nahcolite in the Piceance Creek basin.

Generally, we seek to avoid the use of the word “reserves” and use only the word “resources” when we discuss the nahcolite located in the Piceance Creek basin or available to us through our BLM leases. On those few occasions we have used “reserves” in our publicly available information that use has been inadvertent and should have referred to “resources” or “deposits”. Our current practice is to state “we believe our deposits are unique and capable of producing sodium bicarbonate and related sodium products for many generations” as we report in our Form 10-KSB for the year ended June 30, 2004 under ITEM 1 (a). We intend to continue this statement in future filings.

SEC: Supplementally provide a detailed estimate of your nahcolite reserves, and provide supporting information about your reserves to our engineer, as required by Section C of SEC’s Industry Guide 7. This information should include:
•	Property, lease and geologic maps,
•	Drill-hole maps showing drill intercepts,
•	Representative geologic cross-sections and drill cores,
•	A description of your procedures for estimating reserves,
•	Copies of pertinent engineering and geological reports, and feasibility studies or operating plans (including cash flow analyses)
•	Layout maps of your sodium production units, or at least a layout of your current well field,

•	A summary of your operating permits and government approvals, and a description of how much sodium containing land you have permits to solution mine.

In response to these enquiries we attach to this letter the following graphics:

Exhibit
1	Map of NSI leased area within State of Colorado
2	Eocene Basins
3	Saline Minerals in Green River Formation*
4	Detail Map of NSI leases
5	Geologic cross-section
6	General Stratigraphy (1)
7	General Stratigraphy (2)
8	Saline Zone
9	Stratigraphy of Uinita & Upper Green River Formations
10	Mine map showing cavities
11	Permit status report
* Note the WRN leases shown on this graphic are now owned by NSI.

In our supplementary information we also include a copy of the report by Cole and the report by Cole, Daub & Weston referenced above.

SEC: Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

Please refer all enquiries to Mr. Bill H. Gunn, phone (970) 948 0901.

3.
SEC: Supplementally provide us with a table showing annual revenues, annual operating costs (includes all operating costs directly chargeable to the product production facilities without including depreciation, depletion, amortization charges or corporate overhead) and annual operating profits or losses for your solution mining operations for the last three years.

4.	SEC: Supplementally provide a table of the last three years of annual production, including grade, tonnage and amount of commodity produced.

Natural Soda Inc. acquired the White River Nahcolite Minerals leases, plant and other assets in February 2003. The following table summarizes tonnages of product produced and sold and financial statements for NSI since we acquired the assets. Production encompasses various grades of sodium bicarbonate including grades of USP product, industrial products and animal feed quality.

Items 3 & 4: Natural Soda Summary of Production and Income Statements
Period:	Feb - June 2003	FY 2004	Nine Mths 2005
Tonnage sold	27,864	84,103	60,574
Tonnage produced	28,350	84,349	60,864

Gross revenues	$ 4,676,012	$ 12,726,749	$ 10,427,258
Distribution costs	1,452,926	5,458,354	4,547,885
Net revenue	3,223,086	7,268,395	5,879,373
Operating costs	2,685,916	6,997,421	5,599,328
EBITDA	537,170	270,974	280,045
Depreciation & amortization	617,671	1,186,184	430,630
Gross Profit/Loss)	$ (80,501)	$ (915,210)	$ (150,585)

Closing Comments

We acknowledge:
•	this company is responsible for the adequacy and accuracy of the disclosures in the corporate filings,
•	we understand that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully

/s/ Bill H Gunn
Bill H Gunn
President

Exhibit 1 - Map of NSI leased are within State of Colorado

Exhibit 2 - Eocene Basins

Exhibit 3 - Saline Minerals in Green River Formation
Note - the WRN leases shown are now owned by NSI.

Exhibit 4 - Detail map of NSI leases

Exhibit 5 - Geologic cross-section

Exhibit 6 - General Stratigraphy (1)

Exhibit 7 - General Stratigraphy (2)

Exhibit 8 - Saline Zone

Exhibit 9 - Stratigraphy of Uinta & Upper Green River Formations

Exhibit 10 - Mine map showing cavities

Exhibit 11 - Permit status report, page 1

Exhibit 11 - Permit status report, page 2